

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Mr. Darcy Krell
Chief Financial Officer
Rouge Resources Ltd.
#203-409 Granville Street
Vancouver, British Columbia V6C 1T2, Canada

> **Re: Rouge Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended January 31, 2010**
> **Filed June 18, 2010**
> **File No. 1-31799**

Dear Mr. Krell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2010

Operating and Financial Review and Prospects, page 15

1.   Please provide a discussion of your off-balance sheet arrangements to comply with Item 5.E of Form 20-F.

2.   Within your discussion please refer to your reconciliation to U.S. GAAP to comply with Instruction 2 to Item 5 of Form 20-F.

 Results of Operations, page 15

3.   We note that you wrote-off $51,681 of accounts payable during the period ended January 31, 2010. Please expand your discussion to explain the nature of this payable, and identify the circumstances under which it was extinguished and derecognized as a liability.

Controls and Procedures, page 36

4.   We note that you performed an assessment of your internal control over financial reporting as of May 29, 2010. Please comply with Item 15T(b)(3) of Form 20-F, which requires that you assess the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year.

5.   Please provide the framework used by management to evaluate the effectiveness of your internal control over financial reporting to comply with Item 15T(b)(2) of Form 20-F.

6.   We note your disclosure did not include an attestation report from your auditor due to a temporary rule of the Securities and Exchange Commission that permits you to provide only management's report in your annual filing.   Please provide a statement that the annual report did not include an attestation report from the auditor to comply with Item 15T(b)(4) of Form 20-F.

Exhibit 1

Financial Statements

Auditor's Report, page 1

7.   We note your auditor, Dale Matheson Carr-Hilton Labonte LLP has opined on your financial statements as of and for the years ended January 31, 2010 and 2009 and issued their audit report on May 18, 2009. However, your disclosure on page 39 indicates that the audit report should be dated May 18, 2010. Please resolve this inconsistency by obtaining a revised report from your auditor.

8.   We note that Dale Matheson Carr-Hilton Labonte LLP makes reference to the report issued by your predecessor auditor that opined on your financial statements for the year ended January 31, 2008. After obtaining permission from your predecessor accountant for the reissuance of their opinion, please include their report in an amendment to your Form 20-F to comply with the requirements of Item 8 of Form 20-F.

Engineering Comments

Mineral property interest, page 9

9.   Please disclose the following information for each of your properties:

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- The manner by which you acquired your mineral interests and the duration and other salient terms of your mineral rights, surface rights, mining claims, and concessions.

- Identifying information such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration; this information should be sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The area of your claims, either in hectares or in acres.

  Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, to comply with paragraph (b)(2) of Industry Guide 7.

Location and Access, page 10

10.   Please insert a small-scale map showing the location and access to each material property to comply with Instruction 3(b) to Item 102 of Regulation S-K. Please note that EDGAR accepts Adobe PDF files and digital maps, so please include these maps in your future filings including any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to have the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale; representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relation to the state, province, or other geographical area where it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Title and Claim Status, page 10

11. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. If you have identified properties that you believe are not material, please also include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- Any conditions that must be met in order to obtain or retain title to your properties, or your interests in surface and mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The source of power and water that can be utilized at the property.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Current and Proposed Exploration, page 13

12.   We note your disclosure in this section pertaining to the Hemlo mine, which exists near your property. As such disclosure may cause investors to infer that your property also has commercial mineralization, due to its proximity to this mine, we believe that you should modify your disclosure to describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine; and to remove information about mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities that either belong to or which were conducted by other companies. Please focus the disclosure solely on your mineral interests.

Current and Proposed Exploration, page 13

13.   Given that mineral sampling provides the basis for the quality estimates and grades of mineral discoveries, we believe that you should expand your disclosure to provide a brief description of the sample collection, preparation, and analytical procedures that you used to develop your estimates. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) procedures that you have devised and which are followed in evaluating the results of your exploration program, such as those pertaining to sample collection, preparation, custody, and assay precision and accuracy.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.   You may contact Ken Schuler, Mining Engineer, at (202) 551- 3718 with questions about engineering comments. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief